EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2013

The following discussion and analysis of the operations, results, and financial position of Coral Gold Resources Ltd. (the “Company” or “Coral”) should be read in conjunction with the Company’s interim financial statements for the quarter ended October 31, 2013 and the notes thereto (“Condensed Consolidated Interim Financial Statements”).

This Management Discussion and Analysis (“MD&A”) is dated December 20, 2013 and discloses specified information up to that date. Coral is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Coral”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Coral Gold Resources Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company’s website at www.coralgold.com.

Business Overview

The Company is an exploration stage entity whose principal business activities are the acquisition, exploration, and development of mineral properties. The Company’s mining claims are located in the states of Nevada and California in the United States. The Company’s present principal exploration activities have been focused on the Robertson mining claims located in Crescent Valley, Nevada. The Company is a reporting issuer in British Columbia, Alberta, and Ontario, a foreign issuer with the United States Securities & Exchange Commission, and trades on the TSX Venture Exchange under the symbol CLH, on the OTCBB under the symbol CLHRF, and on the Berlin & Frankfurt Stock Exchanges under the symbol GV8.

The Condensed Consolidated Interim Financial Statements reflect the financial position and results of operations of Coral and its active US subsidiary, Coral Resources, Inc. All material intercompany transactions have been eliminated.

Overall Performance

The following is a summary of significant events and transactions during the quarter ended October 31, 2013 and to the date of this MD&A:

Robertson Property, Nevada

In September 2013, Coral’s US subsidiary, Coral Resources Inc., received a notice from the US Bureau of Land Management (BLM) that included the Decision on the Robertson Project Amendment to the Exploration Plan of Operations and Reclamation Permit Application and also the Finding of No Significant Impact (“FONSI”)

The decision included straight forward conditions of approval, which would allow Coral to proceed with the programs of drilling and test pit mining that were recommended in the January 2012 Preliminary Economic Assessment (“PEA”) on the Robertson Property after posting an increased reclamation bond and complying with the Nevada Division of Environmental Protection (“NDEP”) and the Bureau of Mining Regulation and Reclamation (“BMRR”). Please refer to news release dated September 16, 2013.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2013

Coral’s Robertson property is an advanced stage exploration project located along the Battle Mountain/Cortez Gold trend in north-central Nevada and immediately adjacent to the Pipeline gold mine.  Over the past 25 years, Coral Gold and various joint venture partners have spent more than $25 million exploring the Robertson property.

In that time an extensive database comprised of 533,453 feet of drilling through 1,160 drill holes and 101,757 gold assays has outlined 10 gold zones.

In January 2012, Coral's independent engineering firm, Beacon Hill Consultants (1988) Ltd. published a PEA on 3 of the 10 known gold zones and determined that the Robertson Property is one of merit that warrants further development. The report also contained a current mineral resource estimate.

In mid-2010, exploration of the property was essentially halted by the BLM, who required Coral to submit a new Environmental Assessment before approving Coral’s new plan of operations. The situation, which is outlined below, was resolved in September 2013 after considerable expense and delayed progress.

Environmental Assessment (“EA”)

In April 2010, SRK Consulting (US) Inc. (“SRK Consulting” or “SRK”), Coral’s environmental compliance and permitting consultants, submitted an amended Plan of Operation ("APO") to the BLM and the NDEP to allow the Company to carry out its work plan. A setback occurred when the BLM declined the drilling permit application because Coral’s existing EA (circa 1980's) was out of date. Realizing the importance to the Company of the ability to keep drilling, the BLM suggested withdrawing the APO and reverting back to a previous APO from 2007 that allowed the Company, without any amendments to drill on certain areas of the property.

In June 2010, the original APO was withdrawn. The Company immediately commissioned SRK Consulting to commence work on the new EA, which was to include archeological and endangered species studies, as well as addressing a number of other environmental issues. While the completion of the new comprehensive EA has delayed certain parts of the drill program, Coral stands by its on-going commitment to sound environmental management.

The BLM accepted the fifth submission of the 2010 APO, and a kick off meeting was held on July 20, 2011.  The meeting outlined the need for a new EA.  In particular, the various categories to be studied in the EA – cultural, wild life, native religions, hazmat, paleontology, range management, noxious weeds, air quality, hydrology, riparian zones, migratory birds, environmental justice, and socio economic issues.

Studies had been in progress since November 2010, but the EA did not officially start until July 2011.  The cultural studies were done by Kautz and Co. of Reno, Nevada.  Most of the other studies are by SRK out of Elko, Nevada who have overseen the entire environmental assessment.

As Coral anticipated, the work did not locate native religious sites or burial grounds etc., but the ghost mining town of Tenabo has required a detailed study.

By July 13, 2012, the baseline vegetation and wildlife field work had been completed and the baseline studies report was submitted to the BLM.

The BLM's response to Coral’s Baseline Studies was received July 27, 2012 and delivered to SRK Consultants who have since supplied a response to the modifications to the Baseline Studies required by the BLM.

SRK reported that responses from all the various questions on vegetation, wildlife, air quality, and Native American specialists had been received. As a result the Cumulative Effects Study Area's (CESA) was enlarged and SRK completed the cumulative analysis, which is the final stage of the EA.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2013

On September 24, 2012, Coral announced that SRK had completed and submitted the EA to the BLM.

In September 2013, Coral received a notice from the BLM, which included the Decision on the Robertson Project Amendment to the Exploration Plan of Operations and Reclamation Permit Application and also the Finding of No Significant Impact (“FONSI”)

Current Resources

Coral's current inferred resource estimate at the Robertson property was calculated in the 2012 PEA Report by Coral's independent engineering firm, Beacon Hill Consultants (1988) Ltd. ("Beacon Hill"). Gold ounces were calculated on the basis of US$1,350/oz Au and 70% Au recovery. The 0.0067 oz Au/t cut-off grade utilized to report the resource was derived from a mining cost of US$1.02/ton, processing cost of US$5.00/ton and waste cost of US$1.14/ton. The mineral resources in the table below were estimated using the CIM Standards on Mineral Resources and Reserves:

Zone	Tons	Ounces per Ton	Ounces of Au (Inferred)
39A	26,779,714	0.0230	615,933
GP Oxide	21,939,550	0.0127	278,632
GP Sulphide	48,759.224	0.0119	580,235
Porphyry Oxide	59,707,994	0.0137	818,000
Porphyry Sulphide	9,817,623	0.0132	129,593
Altenburg Hill Oxide	23,170,083	0.0131	303,528
Altenburg Hill Sulphide	178,279	0.0087	1,551
Triplett Gulch Sulphide	678,279	0.0152	10,310
East Zone Sulphide	694,672	0.0171	11,879

Total	191,725,418	0.0143	2,741,673

Note: Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Preliminary Economic Assessment (“PEA”)

In 2010, Coral commissioned Beacon Hill to commence a PEA that would meet the NI 43-101 standard on three of its gold deposits located on the Robertson Property. The report was finalized and made public in late January 2012 (See news release dated January 18th 2012).

In completing the study, Beacon Hill used the services of Knight Piésold Ltd., SRK Consulting (U.S.) Inc., Kaehne Consulting Ltd., Kirkham Geosystems Ltd., R. McCusker, P.Geo., and F. Wright Consulting Inc. There are a number of deposits located on the Robertson property; however, Altenburg Hill, Porphyry, and Gold Pan are advanced development zones and are the subject of this PEA and based upon a combination of open pit mining methods and cyanide heap leach.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2013

The results of the evaluation are as follows:

Resources and Mining

• Est. inferred resources at a cut-off of 0.005 oz. Au/t	78.2 million tons grading 0.0138 oz. Au/t
• In situ gold	1,080,900 oz.
• Development period to construction decision	5 years
• Mine life	10.5 years
• Average production rate	21,300 tpd
• Ore to waste Strip Ratio	0.6:1
• Leach recovery HG cut off 0.0147 oz. Au/t	67%
• Leach recovery LG cut off 0.005 to 0.0147 oz. Au/t	45%
• Saleable gold	608,000 oz.

Note:
Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Economics

Two alternatives were reviewed: owner operated and contractor operated. The results shown are after tax. Taxes are considered indicative only.

Description	Owner Operated	Contractor Operated
	US$ millions	US$ millions
Development Cost	16.5	16.5
Initial Capital Cost	122.1	97.0
Ongoing Capital Cost	54.2	26.1
Average Operating Cost US$/ton mined	5.28	6.45

Results of Economic Analysis at Various Gold Prices (Owner Operated)

Gold Price US$/oz	IRR %	NPV undiscounted US$ million	NPV discounted 5% US$ million	Payback Period Years
1,350	15.44	180.6	96.2	5.91
1,500	20.13	247.2	147.1	4.72
1,750	27.40	358.3	230.7	3.91

Results of Economic Analysis at Various Gold Prices (Contactor Operated)

Gold Price US$/oz	IRR %	NPV undiscounted US$ million	NPV discounted 5% US$ million	Payback Period Years
1,350	15.43	159.4	85.4	5.94
1,500	20.96	226.4	135.9	4.86
1,750	29.18	337.8	219.7	3.82

Note:
It should be noted that the economic analysis of this deposit is based upon the expenditures from the time a construction decision is taken, and that all development costs to that point have been considered as sunk costs whether they have been expended or not at this time.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2013

The PEA is considered preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves have not yet demonstrated economic viability. Due to the uncertainty that may be attached to the inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration or mineral reserves once economic considerations are applied. Therefore, there is no certainty that the production profile concluded in the PEA will be realized.

The PEA indicates that the Robertson Property is one of merit that warrants further development.  The first phase of this development is recommended to be exploration drilling, metallurgical test work, environmental studies, and permitting and completion of a prefeasibility study.  The cost of this work is estimated to be US$7.9 million as shown below.

Summary of Expenditures to Completion of Prefeasibility

Description	Estimated Cost $
Royalty and Regulatory Fees	351,680
Exploratory and definition drilling	2,817,000
Metallurgical test work program	900,000
Environmental program	1,826,138
Preliminary Feasibility Study	1,495,000
Contingency	510,182
Total	7,900,000

Exploration and definition drilling consists of the following:

The Phase I should consist of drilling 40 HQ diameter diamond core holes and 42 RC holes having an average depth of 400-500 ft and totaling about 40,000 ft in the;

1.
Porphyry Zone:  “Twinning” 10 percent (20 holes) of the historic drill holes by diamond core drilling to determine if “historic” Amax drilling data can be used with confidence to upgrade the level of confidence in the resources. In addition, a further 17 RC holes, totaling about 7,600 ft, to be drilled along the west and south boundaries of the Porphyry Zone to test for possible extensions to mineralization.

2.	Altenburg Hill/South Porphyry Area: Twenty-five RC holes totaling 12,400 ft.

3.	Gold Pan Zone: Twenty wide-spaced diamond core holes totaling 10,000 ft to verify continuity and grade retuned in historic drilling.

4.	Altenburg Hill/South Porphyry: Based on results on the Phase I RC drilling follow up diamond core drilling (20 holes) is to be conducted in this area

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2013

The proposed metallurgical test work consists of variability testing, and will be performed on samples obtained both spatially and at depth for the oxide and transition to sulfide ore zones. This work will encompass;

•	prepare composite material representing larger zones of each deposit to define the crush size and other process conditions;

•	crushing work index and abrasion testing;

•	mineralogical evaluation of column feed and products;

•	extensive column work to determine optimum crush size and other process conditions;

•	similar testing as was performed on oxide materials to be done on sulfide and transition zone materials;

•	additional processing parameters to be investigated including reagent use and concentrations;

•	leach evaluation on material that is below the cut-off grades of the various deposits, which was classified as waste based on dump leaching of run of mine, low grade materials;

•	Laboratory test work on up to 10 tonnes of 100% minus 300 mm (~12”) feed.

Note also that the PEA concerns only the relatively shallow portions of these three deposits: Gold Pan, Porphyry and Altenburg Hill.  Other deposits such as Distal, 39A, Triplet Gulch, and a zone to the east of Gold Pan were not part of this study.  However, all deposits form part of the 2011 calculation of the resources by Beacon Hill using a base case of US$1,350 per ounce. (Inferred mineral resource of 191 million tonnes @ 0.0143 oz Au/ton containing a total of 2.741 million ounces). It should be noted that the resources are reported with consideration for their reasonable expectation of economic extraction as defined using an optimized pit shell.

The PEA also shows the logistical advantages of the Robertson Property; namely:

•
Nevada State Highway 305, a paved all weather road, which is the main access to Barrick’s Cortez Operations (adjoins the Robertson Property to the south), crosses the south east corner of the property;

•	A network of gravel roads gives easy access to the gold resources at the Robertson Property;

•	The gold resources are on the south east edge of the Shoshone Range. The leach pads can be built on the basinal flat land, only a short haul from the planned pits;

•
The electric power transmission line that supplies Cortez parallels State Highway 306, and crosses the Robertson Property. The proposed gold recovery plant would be built adjoining the power transmission line (i.e. internal power lines will be very short);

•
Workers at Cortez are bussed from Elko for a 12 hour shift, four days per week.  Personnel at the Robertson Property would enjoy a slightly shorter commute from Elko, or, alternatively, they could live in Crescent Valley, Nevada, which is eight miles away on the State Highway 306.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2013

Outlook

Coral is currently waiting for final approval from the NDEP and BMRR regarding its Amendment to the Exploration Plan of Operations and reclamation permit application. Once these items are received, Coral plans to move the Robertson property towards prefeasibility by following the recommendations laid out in the PEA (see news release dated January 18, 2012)

Results of Operations

Summary of Quarterly Results

	2013	2013	2013	2013	2012	2012	2012	2012
Period ended	Oct 31 Q3	Jul 31 Q2	Apr 30 Q1	Jan 31 Q4	Oct 31 Q3	Jul 31 Q2	Apr 30 Q1	Jan 31 Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Gain/Loss for the period	(67,232)	(79,124)	13,555	(318,228)	(380,170)	(106,257)	(737,909)	(171,088)
Loss per Share	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.02)	(0.01)
Total Assets	20,270,791	20,274,556	20,208,422	20,330,548	20,100,685	20,028,500	20,343,078	20,756,599

Quarterly costs fluctuate with non-cash items such as share-based payments, gains and losses on the sale of investments, deferred income tax and foreign exchange variances.

Because the Company has not generated any income in recent years, total assets trend downward during the periods when there are no new funds raised. However, the majority of expenditures are capitalized as exploration and evaluation assets. Therefore, total asset value does not decrease as dramatically as working capital will.  When there is a sharp increase in total assets, it is often because cash was raised through the issuance of new equity shares. During the previous quarter the Company closed a private placement raising gross proceeds of $369,450 by issuing 3,694,500 units at a price of $0.10 per unit. Each Unit consists of one common share and one common share purchase warrant (the "Warrants") exercisable at a price of $0.15 per warrant for a period of 24 months.

During the period ended October 31, 2013, the Company completed a shares for debt settlement transaction to settle outstanding debt totaling $128,722 through the issuance of 514,892 common shares at a deemed value of $0.25 per common share.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2013

Three months ended October 31, 2013 compared with the three months ended October 31, 2012

	2013	2012	Note

Operating and Administrative Expenses
Consulting fees	$6,000	$3,000
Depreciation	167	462
Directors’ fees	2,250	3,000
Finance costs	-	2,750
Investor relations	870	8,675	1
Professional fees	7,712	2,156	2
Regulatory and compliance fees	5,025	7,024
Management fees	7,500	7,500
Office and miscellaneous	13,255	21,087	3
Salaries and benefits	23,170	35,130	4
Share-based payments	6,721	300,919	5
Travel	603	3,849
	73,273	395,552
Loss before other items	(73,273)	(395,552)
Other Income
Interest and other income	63	127
Foreign exchange gain	5,978	9,995
Gain on sale of investment	-	5,260
Net Loss For the Period	(67,232)	(380,170)	6
Other Comprehensive Loss
Items that may be reclassified subsequently to income or loss
Unrealized gain (loss) on investment in securities	(11,127)	46,757	7
Comprehensive Loss For the Period	(78,359)	(333,413)
Loss per Share - Basic and Diluted	$(0.00)	$(0.01)

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2013

1.
Investor relations expenses for the three months ended October 31, 2013 was $870 compared to $8,675 in the comparable quarter. The decrease of $7,805 is the result of fewer promotional events and activities undertaken by the Company. The Company decreased the number of promotional activities during the quarter due to a reduction in operating activities.

2.
Professional fees for quarter were $7,712 compared to $2,156 in the comparable quarter, an increase of $5,556. The increase relates to one time fees charged for the Company’s United States reporting requirements.

3.
Office and miscellaneous expenses in the three months ended October 31, 2013 were $13,255 compared to $21,087 in the comparative quarter, a decrease of $7,832. During the quarter, the Company reallocated some of its common costs allocations to reflect a decrease in operating activities.

4.
Salaries and benefits for quarter ended October 31, 2013 was $23,170 compared to $35,130 in the comparative quarter, a decrease of $11,960. During the quarter, the Company decreased some of its payroll costs to reflect a decrease in operating activities.

5.
Share-based payments for the current quarter were $6,721 compared to $300,919 in the comparative quarter, a decrease of $294,198. During the comparative period the company granted 710,000 stock options to directors, officers, employees and consultants. The share-based payments in the current quarter relate to the extension of the expiry date of 6,464,120 warrants by one year. No stock options were granted in the current quarter.

6.
As a result of the foregoing, net loss for the quarter ended October 31, 2013 was $67,232, a decrease of $312,938 compared to the quarter ended October 31, 2012. The decrease in loss did not have a significant effect on the loss per share.

7.
Unrealized loss on investments in securities during the quarter ended October 31, 2013 was $11,127 compared to an unrealized gain of $46,757 in the comparative quarter, a net decrease of $57,884. The change is due to fluctuations in the fair market values of the securities held.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2013

Nine months ended October 31, 2013 compared with the Nine months ended October 31, 2012

	2013	2012	Note

Operating and Administrative Expenses
Consulting fees	$13,000	$9,000
Depreciation	731	1,387
Directors’ fees	9,000	9,000
Finance costs	-	8,186
Investor relations	9,759	66,058	1
Professional fees	28,112	5,304	2
Regulatory and compliance fees	20,139	22,112
Management fees	22,500	60,000	3
Office and miscellaneous	40,659	57,858	4
Salaries and benefits	83,861	119,566	5
Share-based payments	8,275	858,384	6
Travel	5,480	19,344
	241,516	1,236,199
Loss before other items	(241,516)	(1,236,199)
Other Expenses
Interest and other income	184	4,192
Foreign exchange gain	1,231	3,099
Gain on sale of investment	107,300	5,260	7
Net Loss For the Period	(132,801)	(1,223,648)	8
Other Comprehensive Loss
Items that may be reclassified subsequently to income or loss
Unrealized loss on investment in securities	(221,248)	(588,297)	9
Comprehensive Loss For the Period	(354,049)	(1,811,945)
Loss per Share - Basic and Diluted	$(0.00)	$(0.04)

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2013

1.
Investor relations expense for the nine months ended October 31, 2013 was $9,759 compared to $66,058 in the comparable period. The decrease of $56,299 is the result of fewer promotional events and activities undertaken by the Company. The Company decreased the number of promotional activities during the quarter due to a reduction in operating activities.

2.
Professional fees for the current period were $28,112 compared to $5,304 in the comparable period, an increase of $22,808. The increase relates to one time fees charged for the Company’s United States reporting requirements.

3.
Management fees in the nine months ended October 31, 2013 were $22,500 compared to $60,000 in the comparative period, a decrease of $37,500. During the second quarter of 2012, the chairman of the board resigned and a management fee is no longer paid.

4.
Office and miscellaneous expenses in the nine months ended October 31, 2013 were $40,659 compared to $57,858 in the comparative period, a decrease of $17,199. During the period, the Company reallocated some of its common costs allocations to reflect a decrease in operating activities.

5.
Salaries and benefits for period ended October 31, 2013 was $83,861 compared to $119,566 in the comparative period, a decrease of $35,705. During the current period, the Company reduced some of its payroll costs to reflect a decrease in operating activities.

6.
Share-based payments for the current period were $8,275 compared to $858,384 in the comparative period, a decrease of $850,109. During the comparative period the company granted 1,765,000 stock options to directors, officers, employees and consultants. The share-based payments in the current quarter relate to the extension of the expiry date of 6,464,120 warrants by one year. No stock options were granted in the current period.

7.
The Company sold shares held of a related party to provide cash for operations. The gain in these shares was $107,300 for 370,000 shares sold in the current period, compared to $5,260 for 20,000 shares sold in the comparative period.

8.	As a result of the foregoing, net loss for the period ended October 31, 2013 was $132,801, a decrease of $1,223,648 compared to the period ended October 31, 2012.

9.
Unrealized loss on investments in securities during the period ended October 31, 2013 was $221,248 compared to an unrealized loss of $588,297 in the comparative period, a net change of $367,049. The change is due to fluctuations in the fair market values of the securities held.

Liquidity and Capital Resources

Currently, the Company has no operating income, but is earning interest income on its entire cash holdings. Historically, the Company has funded its operations through equity financings and the exercise of options and warrants.

During the nine months ended October 31, 2013 the Company incurred exploration expenditures that increased its mineral property carrying value on the Robertson Property by $198,151. At October 31, 2013, the Company had a working capital deficiency of $354,013 and cash of $11,208.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2013

Management is currently working on securing funding for the next phase of development and to ensure that the Company has sufficient cash on hand to finance limited exploration work on its mineral properties and maintain administrative operations. The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support of its directors, the discovery of economically recoverable reserves, and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital intensive, and in order to maintain its interest the Company will be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

The change in cash flow activities can be summarized as follows:

	October 31, 2013	October 31, 2012
	$	$
Operating activities	(308,499)	111,059
Investing activities	(61,252)	(1,389,177)
Financing activities	366,450	-
Effect of exchange rate fluctuations on cash and cash equivalents	59	(30)
Net increase (decrease) in cash	(3,242)	(1,278,148)
Cash and cash equivalents, beginning of period	14,450	1,314,494
Cash and cash equivalents, end of period	11,208	36,346

Cash used in operating activities is primarily comprised of operating and administrative expenses as the Company is at the exploration stage, and has no sources of revenue. The increase in cash used in operating activities during the nine months ended October 31, 2013 compared to the nine months ended October 31, 2012 is primarily due to a decrease in the balance of accounts payable which resulted from the issuance of shares for debt. During the period the Company issued 514,892 common shares to four related companies settling amounts payable totalling $128,723 at a deemed price of $0.25 per share.

The Company’s expenditures of $198,151 on exploration and evaluation assets account for a significant portion of the funds used in investing activities during the nine months ended October 31, 2013. During the comparative period expenditures on exploration and evaluation activities were $1,337,002. During the nine months ended October 31, 2013, the Company disposed of 370,000 shares of a related Company for gross proceeds of $136,900.

The Company is dependent on equity financing to fund its operations. For the nine months ended October 31, 2013 and 2012 the Company issued no common shares upon exercise of options and warrants.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2013

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

In the normal course of operations the Company transacts with companies related to its directors or officers. Related party transactions for the nine months ended October 31, 2013 and 2012 are as follows:

	October 31, 2013	October 31, 2012
Directors	$9,000	$9,000
Oniva International Services Corp.	111,105	183,800
Sampson Engineering Inc.	12,600	23,564
Wear Wolfin Designs Inc.	9,000	9,000
Saulnier Capital	7,000	-
Frobisher Securities Ltd.	-	37,500
Intermark Capital Corp.	22,500	22,500
	$171,205	$285,364

These charges were measured at the estimated fair values of the services provided or goods received.

The Company has entered into a cost-sharing agreement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month’s notice by either party.

Advances receivable from a related party as at October 31, 2013 and January 31, 2013 comprise of:

	October 31, 2013	January 31, 2013
Levon Resources Ltd.	$41,106	$33,043
Great Thunder Gold (formerly Mill Bay Ventures)	2,119	-
	43,225	33,043

Advances payable to related parties as at October 31, 2013 and January 31, 2013 comprise of:

	October 31, 2013	January 31, 2013
Directors	$25,500	$16,500
Oniva International Services Corp.	135,329	131,269
Sampson Engineering Inc.	13,221	12,641
Wear Wolfin Designs Inc.	10,710	7,840
Saulnier Capital	1,050	-
Frobisher Securities Ltd.	4,200	7,026
Intermark Capital Corp.	26,775	19,600
	$216,785	$194,876

Amounts due are without stated terms of interest or repayment.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2013

Disclosure of Key Management Personnel Compensation

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing, and controlling the activities of the Company. The remuneration of directors and officers for the nine months ended October 31 was as follows:

	2013	2012

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$31,500	$96,481
Other members of key management	26,809	32,275

Share-based payments
Members of the Board of Directors	-	256,056
Other members of key management	-	50,821
	$58,309	$435,633

Proposed Transactions

The Company does not currently have any proposed transactions.

Critical Accounting Estimates

Significant areas requiring the use of management estimates include the recoverability of amounts receivable, the recoverable value of exploration and evaluation assets, the estimation of the useful lives of property and equipment, the recoverability and measurement of deferred income tax assets and liabilities, the provisions for estimated site restoration obligations, and the inputs used in accounting for share-based payments expense. While management believes that these estimates are reasonable, actual results could differ from those estimates, and could have a material impact to the results of operations and cash flows of the Company.

Financial Instruments

The Company has classified its cash and cash equivalents as FVTPL. Marketable securities are classified as available for sale and amounts due from related parties are classified as loans and receivables. Accounts payable and amounts due to related parties are classified as other liabilities. The fair values of the Company’s cash and cash equivalents, due from related parties, due to related parties, and accounts payable approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks such as credit risk, liquidity risk, and market risk.

Credit Risk
The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Liquidity Risk
The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2013

Market risk
Market risk consists of interest rate risk, foreign currency risk, and other price risk. The only market risk, to which the Company is exposed, is interest rate risk.  The Company’s cash and cash equivalents and restricted cash consist of cash held in bank accounts, fixed income investments, and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of October 31, 2013.  Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity. The Company’s sensitivity analysis suggests that a 1% change in interest rates would not have a significant effect on the Company.

Outstanding Share Data

The Company had the following issued and outstanding share capital as at October 31, 2013 and December 20, 2013:

Common shares: 37,773,041 as of October 31, 2013 and December 20, 2013.

Stock options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (October 31, 2013)	Number of Shares Remaining Subject to Options (December 20, 2013)
January 13, 2015	$0.76	515,000	515,000
September 17, 2015	$0.45	550,000	550,000
January 21, 2016	$0.80	420,000	420,000
February 22, 2017	$0.40	900,000	900,000
February 22, 2014	$0.40	90,000	90,000
October 12, 2017	$0.30	680,000	680,000
TOTAL:		3,155,000	3,155,000

Warrants:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (October 31, 2013)	Number of Underlying Shares (December 20, 2013)
October 1, 2014*1	$0.75	4,709,120	4,709,120
October 23, 2014*2	$0.75	1,755,000	1,755,000
July 17, 2015	$0.15	3,694,500	3,694,500
TOTAL:		10,158,620	10,158,620

*
On March 28, 2012, the TSX Venture Exchange approved the 1st extension of these warrants to October 1, 2012 and October 23, 2012. On September 20, 2012, the TSX Venture Exchange approved the 2nd extension of these warrants to October 1, 2013 and October 23, 2013.  On September 19, 2013, the TSX Venture Exchange approved the 3rd extension of these warrants to October 1, 2014 and October 23, 2014.

1	Original expiry date: April 1, 2012
2	Original expiry date: April 23, 2012

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures, and have concluded, based on our evaluation, that they are effective as at October 31, 2013 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules and regulations.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED OCTOBER 31, 2013

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

The Company assessed the design of the internal controls over financial reporting as at October 31, 2013 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of Coral because of limitations in size and number of staff.  The Company believes it has taken steps to mitigate these risks by increasing additional accounting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.  However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the nine months ended October 31, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of December 20, 2013. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.